February 17, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Gen3Bio, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 4, 2015
File No. 333-199963

Dear Ms. Long:

Gen3Bio, Inc. (the “Gen3Bio” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 10, 2015, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We note your response to comment 6 in our letter dated December 3, 2014. We also note our disclosure in your “Involvement in Legal Proceedings” section. Please revise to identify all other registration statements of companies for which Michael Okada, Frederick Courouble, Frederic Scheer, Craig Wynn or Ideal Ventures Fund, LLC may be considered to be a control person or a promoter of the company and expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Response:

We disclosed all transactions with our control persons or promoters in our “Certain Relationships and Related Transactions” section of our registration statement, and we have revised that section further as instructed.

In connection with this response, we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Gen3Bio, Inc.

/s/ Michael Okada
Michael Okada
Chief Financial Officer